SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              Hartville Group Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    417287109
                                 --------------
                                 (CUSIP Number)

                                  Scott Kaufman
                            c/o Midsummer Capital LLC
                               485 Madison Avenue
                                   23rd Floor
                            New York, New York 10022
                                  212.584.2143

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 29, 2004
             (Date of Event which Requires Filing of This Statement)

            If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
            schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                            check the following box
                                       |_|

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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

         MIDSUMMER INVESTMENT, LTD. / 98-0370103
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) |_|
         (b) |_|
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)

         Not Applicable.
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
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NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                          7      SOLE VOTING POWER

                                 1,766,052 (See Item 5)
                          -----------------------------------------------------
                          8      SHARED VOTING POWER

                                 (See Item 5)
                          -----------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                 1,766,052 (See Item 5)
                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,766,052 (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.63% (See Item 5)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
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

Item 1.   Security and Issuer.

      This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Hartville Group Inc., a Nevada corporation (the "Company") having its principal executive offices at 7551 North Main Street , North Canton, Ohio 44720.

Item 2.   Identity and Background.

(a) This statement is filed by Midsummer Investment, Ltd., a corporation organized under the laws of Bermuda ("Midsummer" or the "Reporting Person"). The Reporting Person is engaged in the business of purchasing, selling, trading and investing in securities for its own account

(b) The business address for the Reporting Person is 485 Madison Avenue, 23rd Floor, New York, New York 10022.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Bermuda limited liability company.

Item 3.   Source and Amount of Funds or Other Consideration.

         On November 29, 2004, the Reporting Person acquired in a private placement of the Company's securities, for cash consideration, 1,766,052 shares of Common Stock, Convertible Debentures initially convertible into 888,285 shares of Common Stock based on the initially fixed conversion price per share of $2.25 (the "Debentures") and a five year warrant to purchase 888,285 shares of Common Stock with an exercise price per share equal to $0.95 (the "Warrants"). The conversion of the Debentures and the exercise of the Warrants is contractually capped such that such conversion or exercise, as applicable, shall not cause the Reporting Person's beneficial ownership to exceed 4.9%. Accordingly, the Debentures and Warrants are not currently convertible or exercisable into Common Stock. The source of funds for this transaction was the Reporting Person's working capital.

Item 4.   Purpose of Transaction.

         The purpose of this Schedule 13D is to report the purchase of the Debentures and Warrants described in Item 3 above. The Reporting Person acquired the Debentures and Warrants for investment purposes.

         The Reporting Person, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

         The Reporting Person is controlled by Midsummer Capital LLC. The power to vote or dispose of the shares beneficially owned by the Reporting Person is not shared. For purposes of this statement, the Reporting Person is reporting that:

(a) The Reporting Person is the beneficial owner of 1,766,052 shares of Common Stock (including shares underlying the Debentures and Warrants referred to above), which, to the Reporting Person's knowledge, represents approximately 12.63% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004.

(b) The Reporting Person has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of all shares of Common Stock listed above. The Reporting Person does not have the shared power to vote or to direct the vote of, or the shared power to dispose or to direct the disposition of, any other shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2005

MIDSUMMER INVESTMENT, LTD.

By: /s/ Scott Kaufman
   -----------------------------------
   Name: Scott Kaufman
   Title: Managing Director, Midsummer Capital LLC,
          Acting as investment manager of Midsummer Investment, Ltd.


By: /s/ Michael A. Amsalem
   -----------------------------------
   Name: Michael A. Amsalem
   Title: Director